WebMD Health Corp. 111 Eighth Avenue 7th Floor New York, NY 10011 212.624.3700 Phone
August 16, 2011
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Stephen Krikorian

Re:	WebMD Health Corp. Form 10-K for the Year Ended December 31, 2010 Filed March 1, 2011 File No. 0-51547
Dear Mr. Krikorian:
     We acknowledge receipt of your letter dated July 20, 2011 (the “Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Annual Report on Form 10-K of WebMD Health Corp. (“WebMD” or the “Company”) for the year ended December 31, 2010 (the “2010 Form 10-K”). Set forth below are the Company’s responses to the Staff’s comments. In the Company’s responses to certain of the Staff’s comments, it has referenced certain new and/or updated disclosures in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed on August 9, 2011 (the “June 2011 Form 10-Q”).
     Form 10-K for the Year Ended December 31, 2010
     Consolidated Financial Statements and Supplemental Data
     Notes to Consolidated Financial Statements
     2. Summary of Significant Accounting Policies, page F-10
1.	Tell us what consideration you gave to disclosing the factors that you used to identify reportable segments, including the basis of organization (e.g., products and services, geographic areas, etc.), and whether operating segments have been aggregated. As part of your response, tell us what factors you considered in determining that public and private on-line portals should be presented as one segment. Further, tell us what consideration you gave to disclosing the entity-wide information required by ASC 280-10-50-38 through 42.
     Response:
     The Company is in the business of providing health information services to consumers, physicians and other healthcare professionals, employers and health plans through its public and private online portals. The Company views its business as one reportable operating segment. The Company does not aggregate segments. When making its determination that its business should be presented as one operating segment, the Company considered the three characteristics of an operating segment, excerpted from ASC 280-10-50-1 as follows:

Mr. Stephen Krikorian
U.S. Securities and Exchange Commission
August 16, 2011

a)	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b)	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c)	Its discrete financial information is available.
     Since the second and third characteristics of an operating segment are not met, the Company concluded that its operating results should be presented as a single segment. Specifically, while discrete financial information related to the revenues of its public and private portals is available, and is disclosed on pages 72-74 within the Company’s 2010 Form 10-K, discrete financial information related to a measure of profit or loss for these two revenue streams is not available. Additionally, while the information regularly reviewed by the Company’s chief operating decision maker (the “CODM”) includes revenue related to its public portals separate from revenue for its private portals, it does not include a measure of operating profit or loss for these two revenue streams. These revenue streams leverage many common expenses, including but not limited to content development, information technology, marketing, data centers, human resources, finance and legal expenses, and the Company does not separately allocate these common expenses when making decisions about allocating resources to, or assessing the performance of, its business.
     Below are the Company’s responses to the Staff’s question regarding disclosures made in response to ASC 280-10-50-38 to 42:
•	Information about Products and Services — As referred to above, the Company has included disclosures on pages 72-74 of the Company’s 2010 Form 10-K regarding the revenue generated by its public portals and private portals which represent its two primary groups of services. In future filings on Form 10-K the Company will also include this revenue disclosure within the notes to the financial statements.

•	Information about Geographic Areas — On page F-15 of the Company’s 2010 Form 10-K, the Company disclosed that its revenue is principally generated in the United States and disclosed the amount of revenue derived from customers outside the United States, which was approximately 1.2% of revenues in 2010.

•	Information about Major Customers — On page F-15 of the Company’s 2010 Form 10-K, the Company disclosed that none of its customers accounted for 10% or more of its revenues.

2.	Tell us what consideration you gave to disclosing your accounting policy for recording and disclosing loss contingencies. You should describe how your policy is applied to pending or threaten contingencies and commitments including unasserted claims that are probable of being asserted. See ASC 450-20. In addition, tell us whether you are offsetting any contingency accrual against an insurance receivable. If so, please explain why the offset is appropriate and identify the literature that supports your accounting.
     Response:
     The Company has historically applied the provisions of ASC 450-20 for purposes of accounting for loss contingencies, and it has been the Company’s practice to disclose, in the notes to its financial statements, any loss contingency that could be material to the financial statements. Additionally, the Company included the following disclosure with respect to its accounting policy for loss contingencies in Note 1 — Summary of Significant Accounting Policies on page 8 of the Company’s June 2011 Form 10-Q, and intends to include similar disclosure in its future filings on Form 10-K:
          “The Company accounts for loss contingencies in accordance with FASB ASC No. 450, “Contingencies.” Under ASC No. 450, accruals for loss contingencies are recorded when both (i) the information available indicates that it is probable that a liability has been incurred and (ii) the amount of

Mr. Stephen Krikorian
U.S. Securities and Exchange Commission
August 16, 2011

the loss can be reasonably estimated. The Company records adjustments to these accruals to reflect the status of negotiations, settlements, advice of counsel and other information and events related to an individual matter.”
     Additionally, the Company notes that it is not offsetting contingency accruals against an insurance receivable.
     3. Discontinued Operations
     EPS, page F-20
3.	We note your disclosure that you have recorded an accrual for indemnity obligations relating to the EPS sale based on the Company’s estimate of the low end of the range of probable costs. If the there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, and the amount of that additional loss would be material, you must disclose either an estimate of the possible loss, or range of loss, or a statement that such an estimate cannot be made or that such amounts are not material to the financial statements. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.
     Response:
     With respect to the Staff’s comment regarding disclosure of the possibility that losses relating to the Company’s indemnity obligations of its former EPS subsidiary may exceed amounts already recognized, the Company notes that on Page F-20 of its 2010 Form 10-K (within the EPS section of the Discontinued Operations footnote) the Company made the following disclosure related to its indemnity obligation liability:
          “The ultimate outcome of this matter is still uncertain and, accordingly, the amount of costs the Company may ultimately incur could be substantially more than the reserve the Company has currently provided. If the recorded reserves are insufficient to cover the ultimate cost of this matter, the Company will need to record additional charges to its consolidated statement of operations in future periods.”
     The Company also notes that, based on recent developments in June and July 2011, it has determined that it no longer has any liability related to this matter. Specifically, during June 2011 and July 2011, the applicable courts dismissed the government’s cases in South Carolina and Florida, respectively, upon motion of the government. As a result of these two dismissals, the Company understands that the government’s investigation into matters related to the Company’s former EPS subsidiary has ended, and accordingly, the Company determined it no longer has any remaining liability with respect to its indemnity obligations to the former officers and directors of that former subsidiary.
     Due to these developments, the Company reversed the remainder of the applicable loss contingency accruals during the quarter ended June 30, 2011, within the discontinued operations caption of its statement of operations. The Company also included appropriate disclosures related to these events in its June 2011 Form 10-Q within Note 2 — Discontinued Operations on page 12, Note 9 — Commitments and Contingencies on pages 18-20 and within Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 32-33.
     9. Commitments and Contingencies
     Legal Proceedings, page F-30
4.	We note your disclosures regarding various contingencies, both general and specific. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss, or state that

Mr. Stephen Krikorian
U.S. Securities and Exchange Commission
August 16, 2011

such an estimate cannot be made or, if true, state that the reasonable possible loss in excess of the amount accrued is not material with respect to your financial statements as a whole. Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y.
     Response:
      The Company notes that, except for the EPS indemnity obligations (which are discussed in the Company’s response to Staff Comment 3 above), the Company does not believe there was a reasonable possibility that any losses exceeding amounts already accrued for any of the contingencies disclosed in the 2010 Form 10-K would be material to the Company’s financial statements taken as a whole. In future filings, the Company will either disclose an estimate of additional loss or range of loss, or state that such an estimate cannot be made or, if true, state that the reasonable possible loss in excess of the amount accrued is not material with respect to the Company’s financial statements as a whole.
     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate the Staff’s comments and request that the Staff contact the undersigned at (858) 759-6008 or lleicher@webmd.net with any questions or comments regarding this letter.
Very truly yours,
/s/ Lewis H. Leicher
Lewis H. Leicher
Senior Vice President and
Assistant General Counsel

cc:	Wayne Gattinella, Chief Executive Officer Stephen Giove, Shearman & Sterling LLP